March 26, 2019

Jay Nadler
Chief Executive Officer
Clarivate Analytics PLC
4th Floor, St. Paul's Gate, 22-24 New Street
St. Helier, Jersey JE1 4TR

       Re: Clarivate Analytics PLC
           Registration Statement on Form F-4
           Filed February 27, 2019
           File No. 333-229899

Dear Mr. Nadler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

The Business Combination Proposal
Background of the Transactions, page 80

1. We note your disclosure regarding negotiation of the terms of the Merger Agreement and
       Sponsor Agreement between December 24, 2018 and January 14, 2019. Please expand your disclosure to identify the material terms negotiated in these agreements and to add additional discussion regarding the negotiation of the Tax Receivable Agreement.
       Discuss briefly how the various identified issues were resolved, including any material concessions the parties made to move toward a final agreement.
 Jay Nadler
FirstName LastNameJay Nadler
Clarivate Analytics PLC
Comapany2019
March 26, NameClarivate Analytics PLC
March 26, 2019 Page 2
Page 2
FirstName LastName
Churchill's Board of Directors' Reasons for Approval of the Transactions, page
83

2. In the listing of factors on page 85, please discuss whether Churchill's Board considered as negative factors: (i) the determination not to obtain a third-party valuation or fairness opinion; ii) stockholders' rights under the Amended and Restated Shareholder Agreement, including their right to designate up to nine directors of the company's post-merger board; and iii) the fact that your public stockholders will hold a minority share position in the post-merger company.
3. Please elaborate upon how your financial advisors assisted your Board of Directors in recommending the transaction to shareholders. Clarify the role the advisors played in the negotiations and determination of the merger consideration. Also, clarify the steps and analyses the Board performed to conclude that the terms and conditions of the business combination were advisable, fair to and in the best interests of Churchill and its shareholders. If any of your financial advisors provided a report to the Board of Directors, please revise to provide the information required by Items 4(b) of Form F-4 and
         1015(b)(6) of Regulation M-A.
Certain Forecasted Financial Information for the Company, page 85

4. You indicate that "Churchill management also presented a preliminary 2019 forecast that was adjusted for certain additional cost savings initiatives that Churchill expected to be implemented in 2019." Please revise your discussion of the 2019 forecast provided to
         Churchill management to include a discussion of the cost savings initiatives and other quantifiable information.
Comparable Company Analysis, page 87

5. We note that your description of the comparable companies analysis uses Enterprise
         Value to Standalone Adjusted EBITDA as the method for determining the appropriate multiple to value the Company. Please present the results from this analysis for each company presented and tell us why your Standalone Adjusted EBITDA metric is useful in evaluating the companies listed. Also revise your disclosure to provide details with respect to the comparable companies the Board considered in determining the Company's fair market value.
Interests of Churchill's Directors and Officers in the Business Combination, page 89

6. We note that an affiliated entity, The Klein Group, LLC, acted as a financial advisor and aided in determining the fair value of the Company. Please discuss the risks associated with this potential conflict of interest.
 Jay Nadler
FirstName LastNameJay Nadler
Clarivate Analytics PLC
Comapany2019
March 26, NameClarivate Analytics PLC
March 26, 2019 Page 3
Page 3
FirstName LastName
Business of Clarivate, page 134

7. Please revise your disclosure in this section and throughout to provide objective support for claims about your market position. As non-exclusive examples, we note your statements that "We are the leading global information services and analytics company"
         on page 134, and "We believe that we hold a #1 or #2 global market position by revenues across our key offerings" on page 137. We note that all of the comparable companies cited on page 88 appear to have greater revenue than the Company. Unaudited Pro Forma Condensed Combined Financial Statements, page 144

8. We note adjustment (N) for the Tax Receivable Agreement Liability. Please explain your accounting under the Tax Receivable Agreement and refer to the authoritative guidance you relied upon.
Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators
Annualized Contract Values, page 161

9. You disclose that you calculate and monitor annualized contract value ("ACV") for each of your groups; however, you only disclose total ACV. Tell us what consideration was given to disclosing ACV for each group for each period presented. Refer to Section
         III.B.1 of SEC Release 33-8350.
Certain Non-GAAP Measures, page 168

10. We note your disclosure here and on page 161 indicating that the non-GAAP measures allow management to focus on the "most accurate indicators of [y]our continuous operational performance" and "more accurately reflect the underlying trends of [y]our operations." These disclosures make your non-GAAP measures more prominent than the corresponding GAAP measures. Please remove these disclosures such that the non-GAAP measures are no longer more prominent.
Standalone Adjusted EBITDA, page 169

11. We note your disclosure of Standalone Adjusted EBITDA as a performance measure.
         Please revise to remove the adjustments "excess standalone costs" and "costs savings". In this regard, we note that these adjustments appear to be estimates and/or forecasts which are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations.
 Jay Nadler
FirstName LastNameJay Nadler
Clarivate Analytics PLC
Comapany2019
March 26, NameClarivate Analytics PLC
March 26, 2019 Page 4
Page 4
FirstName LastName
Liquidity and Capital Resources, page 171

12. You disclose on page 174 that Consolidated EBITDA, which is used to calculate your consolidated coverage ratio, is "substantially similar" to Standalone Adjusted EBITDA as disclosed elsewhere in the filing. Please tell us what you mean by "substantially similar."
         As part of your response, please quantify any differences between the measures.
Critical Accounting Policies, Estimates and Assumptions
Goodwill, page 178

13. We note your disclosures regarding the quantitative impairment test and the specific results of the Derwent test. Please tell us the percentage by which the fair value of the other reporting units exceeded their carrying value. Please expand your disclosure to state if true, that the estimated fair value substantially exceeded the carrying value for each of the other reporting units. To the extent any reporting unit's fair value was not substantially in excess of its carrying value, disclose the percentage of excess fair value over carrying value for any such reporting unit.
Index to Financial Statements
Camelot Holdings (Jersey) Limited
Consolidated Statements of Operations, page F-4

14. On page 163 you describe Transactional revenue as content sales usually delivered instantly or in a short period of time, with the most significant components including
         "clearance searching" and "backfiles" products. Tell us what consideration was given to separately presenting product revenues in accordance with Rule 5-03 of Regulation S-
         X.
Notes to the Consolidated Financial Statements
Note 18. Product and Geographic Sales Information, page F-44

15. We note that your product portfolio is split between the Science Group and the Intellectual
         Property Group and that there are several product lines under each for which you provide quantitative information. Please tell us the factors used to identify your reportable segments. In this regard, tell us how you evaluated ASC 280-10-50 in determining that you have one reportable segment.
Note 21. Subsequent Events, page F-48

16. Please disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1. Similar concerns apply to Churchill Capital Corp's disclosure on page F-69.
 Jay Nadler
FirstName LastNameJay Nadler
Clarivate Analytics PLC
Comapany2019
March 26, NameClarivate Analytics PLC
Page 5
March 26, 2019 Page 5
FirstName LastName
Churchill Capital Corp
Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-60

17. Revise your disclosure to clarify that upon consummation of the merger, Churchill will begin adopting new and revised accounting standards as they become effective to align with Clarivate and Camelot.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
                                                              and Services